UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Timmins Gold Corp.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

88741P103
(CUSIP Number)

October 19, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88741P103	Schedule 13G

1	Names of Reporting Persons Goldcorp Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Ontario, Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 30,000,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 30,000,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 30,000,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 9.8%
12	Type of Reporting Person (See Instructions) CO

CUSIP No. 88741P103	Schedule 13G

Item 1(a)	Name of Issuer:

Timmins Gold Corp. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

570 Granville Street, Suite 1900

Vancouver, British Columbia

V6C 3P1 Canada

Item 2(a)	Name of Person Filing:

Goldcorp Inc. (“Goldcorp”)

Item 2(b)	Address of Principal Business Office or, if none, Residence:

Suite 3400 - 666 Burrard St.

Vancouver, British Columbia V6C 2X8 Canada

Item 2(c)	Citizenship:

Ontario, Canada

Item 2(d)	Title of Class of Securities:

Common Shares, no par value (the “Common Shares”)

Item 2(e)	CUSIP Number:

88741P103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

Goldcorp’s calculation of their percentage ownership of the Common Shares of the Issuer is based upon 305,288,850 Common Shares issued and outstanding as of October 27, 2015, as disclosed by the Issuer to Goldcorp.

(a)	Amount beneficially owned:

30,000,000

(b)	Percent of class:

9.8%

CUSIP No. 88741P103	Schedule 13G

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	30,000,000

(ii)	Shared power to vote or to direct the vote	0

(iii)	Sole power to dispose or to direct the disposition of	30,000,000

(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not Applicable.

CUSIP No. 88741P103	Schedule 13G

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 88741P103	Schedule 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2015

Goldcorp Inc.

	By:	/s/ Anna Tudela
	Name:	Anna Tudela
	Title:	VP, Diversity, Regulatory Affairs and Corporate Secretary